UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 24.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(a)

(Amendment No. 1)

DFP Healthcare Acquisitions Corp.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

23343Q 100

(CUSIP Number)

David J. Clark

Deerfield Management Company, L.P.

345 Park Avenue South, 12th Floor

New York, New York 10010

(212) 551-1600

Copy to:

Jonathan D. Weiner, Esq.

Mark D. Wood, Esq.

Brian Hecht, Esq.

Katten Muchin Rosenman LLP

575 Madison Avenue

New York, New York 10022

(212) 940-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 28, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Page 1 of 17 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 23343Q 100

1	NAME OF REPORTING PERSONS Deerfield Private Design Fund IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,860,000(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,860,000(1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,860,000(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.34%(3)
14	TYPE OF REPORTING PERSON PN

(1)	The reported shares include: (i) 2,500,000 shares of Class A common stock held by Deerfield Private Design Fund IV, L.P. (“Deerfield Private Design Fund IV”); and (ii) 5,360,000 shares of Class B common stock held by DFP Sponsor LLC (the “Sponsor”) that are convertible into shares of Class A common stock as described under the heading “Description of Securities” in the Issuer’s Registration Statement on Form S-1 (File No. 333-236578).

(2)	Excludes 4,358,334 shares of Class A common stock underlying warrants that are not presently exercisable and are not exercisable within 60 days from the date hereof, comprised of: (i) 625,000 warrants held by Deerfield Private Design Fund IV; and (ii) 3,733,334 private placement warrants held by the Sponsor.

(3)	Based on 28,750,000 shares of common stock outstanding as of May 24, 2021, comprised of 23,000,000 shares of Class A common stock and 5,750,000 shares of Class B common stock.

CUSIP No. 23343Q 100

1	NAME OF REPORTING PERSONS Deerfield Mgmt IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,860,000(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,860,000(1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,860,000(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.34%(3)
14	TYPE OF REPORTING PERSON PN

(1)	The reported shares include: (i) 2,500,000 shares of Class A common stock held by Deerfield Private Design Fund IV; and (ii) 5,360,000 shares of Class B common stock held by the Sponsor that are convertible into shares of Class A common stock as described under the heading “Description of Securities” in the Issuer’s Registration Statement on Form S-1 (File No. 333-236578).

(2)	Excludes 4,358,334 shares of Class A common stock underlying warrants that are not presently exercisable and are not exercisable within 60 days from the date hereof, comprised of: (i) 625,000 warrants held by Deerfield Private Design Fund IV; and (ii) 3,733,334 private placement warrants held by the Sponsor.

(3)	Based on 28,750,000 shares of common stock outstanding as of May 24, 2021, comprised of 23,000,000 shares of Class A common stock and 5,750,000 shares of Class B common stock, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2021, filed with the SEC on May 28, 2021.

CUSIP No. 23343Q 100

1	NAME OF REPORTING PERSONS Deerfield Management Company, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,460,000(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,460,000(1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,460,000(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.38%(3)
14	TYPE OF REPORTING PERSON PN

(1)	The reported shares include: (i) 2,500,000 shares of Class A common stock held by Deerfield Private Design Fund IV; (ii) 2,500,000 shares of Class A common stock held by Deerfield Partners, L.P. (“Deerfield Partners”); (iii) 5,360,000 shares of Class B common stock held by the Sponsor that are convertible into shares of Class A common stock as described under the heading “Description of Securities” in the Issuer’s Registration Statement on Form S-1 (File No. 333-236578); and (iv) 100,000 shares held by Steven Hochberg, a partner in Deerfield Management and a member of the Issuer’s board of directors and the Issuer’s chief executive officer, for the benefit, and at the direction, of Deerfield Management.

(2)	Excludes 4,983,334 shares of Class A common stock underlying warrants that are not presently exercisable and are not exercisable within 60 days from the date hereof, comprised of: (i) 625,000 warrants held by Deerfield Private Design Fund IV; (ii) 625,000 warrants held by Deerfield Partners; and (iii) 3,733,334 private placement warrants held by the Sponsor.

(3)	Based on 28,750,000 shares of common stock outstanding as of May 24, 2021, comprised of 23,000,000 shares of Class A common stock and 5,750,000 shares of Class B common stock, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2021, filed with the SEC on May 28, 2021.

CUSIP No. 23343Q 100

1	NAME OF REPORTING PERSONS Deerfield Mgmt L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,860,000(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,860,000(1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,860,000(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.34%(3)
14	TYPE OF REPORTING PERSON PN

(1)	The reported shares include: (i) 2,500,000 shares of Class A common stock held by Deerfield Partners; and (ii) 5,360,000 shares of Class B common stock held by the Sponsor that are convertible into shares of Class A common stock as described under the heading “Description of Securities” in the Issuer’s Registration Statement on Form S-1 (File No. 333-236578).

(2)	Excludes 4,358,334 shares of Class A common stock underlying warrants that are not presently exercisable and are not exercisable within 60 days from the date hereof, comprised of: (i) 625,000 warrants held by Deerfield Partners; and (ii) 3,733,334 private placement warrants held by the Sponsor.

(3)	Based on 28,750,000 shares of common stock outstanding as of May 24, 2021, comprised of 23,000,000 shares of Class A common stock and 5,750,000 shares of Class B common stock, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2021, filed with the SEC on May 28, 2021.

CUSIP No. 23343Q 100

1	NAME OF REPORTING PERSONS Deerfield Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,860,000(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,860,000(1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,860,000(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.34%(3)
14	TYPE OF REPORTING PERSON PN

(1)	The reported shares include: (i) 2,500,000 shares of Class A common stock held by Deerfield Partners; and (ii) 5,360,000 shares of Class B common stock held by the Sponsor that are convertible into shares of Class A common stock as described under the heading “Description of Securities” in the Issuer’s Registration Statement on Form S-1 (File No. 333-236578).

(2)	Excludes 4,358,334 shares of Class A common stock underlying warrants that are not presently exercisable and are not exercisable within 60 days from the date hereof, comprised of: (i) 625,000 warrants held by Deerfield Partners; and (ii) 3,733,334 private placement warrants held by the Sponsor.

(3)	Based on 28,750,000 shares of common stock outstanding as of May 24, 2021, comprised of 23,000,000 shares of Class A common stock and 5,750,000 shares of Class B common stock, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2021, filed with the SEC on May 28, 2021.

CUSIP No. 23343Q 100

1	NAME OF REPORTING PERSONS James E. Flynn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,460,000(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,460,000(1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,460,000(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.38%(3)
14	TYPE OF REPORTING PERSON IN

(1)	The reported shares include: (i) 2,500,000 shares of Class A common stock held by Deerfield Private Design Fund IV; (ii) 2,500,000 shares of Class A common stock held by Deerfield Partners; (iii) 5,360,000 shares of Class B common stock held by the Sponsor that are convertible into shares of Class A common stock as described under the heading “Description of Securities” in the Issuer’s Registration Statement on Form S-1 (File No. 333-236578); and (iv) 100,000 shares held by Steven Hochberg, a partner in Deerfield Management Company, L.P. (“Deerfield Management”) and a member of the Issuer’s board of directors and the Issuer’s chief executive officer, for the benefit, and at the direction, of Deerfield Management.

(2)	Excludes 4,983,334 shares of Class A common stock underlying warrants that are not presently exercisable and are not exercisable within 60 days from the date hereof, comprised of: (i) 625,000 warrants held by Deerfield Private Design Fund IV; (ii) 625,000 warrants held by Deerfield Partners; and (iii) 3,733,334 private placement warrants held by the Sponsor.

(3)	Based on 28,750,000 shares of common stock outstanding as of May 24, 2021, comprised of 23,000,000 shares of Class A common stock and 5,750,000 shares of Class B common stock, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2021, filed with the SEC on May 28, 2021.

CUSIP No. 23343Q 100

1	NAME OF REPORTING PERSONS DFP Sponsor LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,360,000(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,360,000(1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,360,000(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.64%(3)
14	TYPE OF REPORTING PERSON OO

(1)	The reported shares include 5,360,000 shares of Class B common stock held by the Sponsor that are convertible into shares of Class A common stock as described under the heading “Description of Securities” in the Issuer’s Registration Statement on Form S-1 (File No. 333-236578).

(2)	Excludes 3,733,334 private placement warrants held by the Sponsor that are not presently exercisable and are not exercisable within 60 days from the date hereof.

(3)	Based on 28,750,000 shares of common stock outstanding as of May 24, 2021, comprised of 23,000,000 shares of Class A common stock and 5,750,000 shares of Class B common stock, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2021, filed with the SEC on May 28, 2021.

CUSIP No. 23343Q 100

1	NAME OF REPORTING PERSONS Steven I. Hochberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,360,000(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,360,000(1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,360,000(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.64%(3)
14	TYPE OF REPORTING PERSON IN

(1)	The reported shares include 5,360,000 shares of Class B common stock held by the Sponsor that are convertible into shares of Class A common stock as described under the heading “Description of Securities” in the Issuer’s Registration Statement on Form S-1 (File No. 333-236578).

(2)	Excludes 3,733,334 private placement warrants held by the Sponsor that are not presently exercisable and are not exercisable within 60 days from the date hereof.

(3)	Based on 28,750,000 shares of common stock outstanding as of May 24, 2021, comprised of 23,000,000 shares of Class A common stock and 5,750,000 shares of Class B common stock, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2021, filed with the SEC on May 28, 2021.

CUSIP No. 23343Q 100

1	NAME OF REPORTING PERSONS Lawrence Atinsky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,360,000(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,360,000(1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,360,000(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.64%(3)
14	TYPE OF REPORTING PERSON IN

(1)	The reported shares include 5,360,000 shares of Class B common stock held by the Sponsor that are convertible into shares of Class A common stock as described under the heading “Description of Securities” in the Issuer’s Registration Statement on Form S-1 (File No. 333-236578).

(2)	Excludes 3,733,334 private placement warrants held by the Sponsor that are not presently exercisable and are not exercisable within 60 days from the date hereof.

(3)	Based on 28,750,000 shares of common stock outstanding as of May 24, 2021, comprised of 23,000,000 shares of Class A common stock and 5,750,000 shares of Class B common stock, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2021, filed with the SEC on May 28, 2021.

END OF COVER PAGES

This Amendment No. 1 (this “Amendment”) to Schedule 13D amends the Schedule 13D filed by (i) Deerfield Mgmt IV, L.P. (“Deerfield Mgmt IV”), (ii) Deerfield Private Design Fund IV, L.P. (“Deerfield Private Design Fund IV”) (iii) Deerfield Management, (iv) Deerfield Mgmt L.P. (“Deerfield Mgmt”), (v) Deerfield Partners, L.P. (“Deerfield Partners” and, together with Deerfield Private Design Fund IV, the “Funds”), (vi) James E. Flynn, a natural person (“Flynn”), (vii) DFP Sponsor LLC (the “Sponsor”), (viii) Steven I. Hochberg, a natural person (“Hochberg”), and (ix) Lawrence Atinsky, a natural person (“Atinsky” and collectively with Deerfield Mgmt IV, Deerfield Private Design Fund IV, Deerfield Management, Deerfield Mgmt, Deerfield Partners, Flynn, the Sponsor and Hochberg, the “Reporting Persons”), with respect to shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of DFP Healthcare Acquisitions Corp., a Delaware corporation (the “Issuer”) (the “Schedule 13D”). Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to them in the Schedule 13D.

ITEM 4.	PURPOSE OF THE TRANSACTION

Item 4 of the Schedule 13D is hereby amended to add the following:

Merger Agreement

As previously disclosed by the Issuer on June 28, 2021 the Issuer entered into that certain Agreement and Plan of Merger (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”) by and among the Issuer, Orion Merger Sub I, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of the Issuer (“First Merger Sub”), Orion Merger Sub II, LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of the Issuer (“Second Merger Sub”), and TOI Parent, Inc., a Delaware corporation (“TOI”). The transactions contemplated by the Merger Agreement are referred to herein as the “Business Combination.”

Pursuant to the Merger Agreement and subject to the terms and conditions set forth therein, (i) the First Merger Sub will merge with and into TOI (the “First Merger”), with TOI being the surviving corporation and (ii) immediately following the First Merger, TOI will merge with and into the Second Merger Sub (the “Second Merger”) with Second Merger Sub being the surviving entity and becoming a wholly-owned subsidiary of the Issuer. Upon the closing of the Business Combination, it is expected that the Issuer will be renamed The Oncology Institute, Inc., and remain listed on the Nasdaq stock market under a new ticker symbol.

Upon consummation of the Business Combination the board of directors and management of the Issuer will be reconstituted. In connection therewith TOI CEO Brad Hively will replace Mr. Hochberg as CEO of the Issuer, and it is expected that Mr. Hochberg will resign from the Issuer’s board of directors.

The consummation of the Business Combination is subject to closing conditions, as more fully set forth in the Merger Agreement.

Consent and Waiver Letter

On June 28, 2021, in connection with the Merger Agreement, the Sponsor, Deerfield Partners and Deerfield Private Design Fund IV entered into a consent and waiver letter (the “Consent and Waiver Letter”) with the Issuer. Under the terms of the Consent and Waiver Letter, Deerfield Private Design Fund IV provided its consent to the Business Combination as required for the Issuer to consummate its initial business combination.

In addition, pursuant to the Consent and Waiver Letter, the Sponsor waived any adjustment of the conversion provisions with respect to the Class B Common Stock set forth in Section 4.3(b)(ii) of the Issuer’s second amended and restated certificate of incorporation that would, solely as a result of the consummation of the Business Combination, cause the Class B Common Stock to convert to Class A Common Stock at a ratio of greater than one-for-one upon consummation of the Business Combination. The waiver is effective with respect to all outstanding shares of Class B Common Stock.

Additionally, pursuant to the terms of the Consent and Waiver Letter each of Deerfield Private Design Fund IV and Deerfield Partners agreed to not redeem the 2,500,000 shares of Class A Common Stock included in the units of the Issuer purchased by such holders in the Issuer’s initial public offering prior to the earlier of the closing of the Business Combination or the termination of the Merger Agreement in accordance with its terms.

Deerfield Private Design Fund IV, Deerfield Partners and the Sponsor (collectively, the “Deerfield Holders”) also agreed with the Issuer to use reasonable best efforts to negotiate and mutually agree to a Series A Common Equivalent Certificate of Designation, Preferences and Rights (the “Series A Certificate of Designation” and the shares of capital stock issuable thereunder, “Series A Common Equivalent Preferred Stock”). The Consent and Waiver Letter also provides that the Deerfield Holders and the Issuer will negotiate, enter into and consummate an exchange pursuant to an exchange agreement, which would provide, among other things, for the exchange, immediately prior to the consummation of the Business Combination of such number of shares of Class A Common Stock and Class B Common Stock beneficially owned by such Deerfield Holders such that immediately thereafter and after giving effect to the Business Combination and the purchase of Deerfield PIPE Shares pursuant to the Subscription Agreements and the other transactions contemplated thereby, the Deerfield Holders collectively will hold an aggregate number of outstanding shares of Class A Common Stock that represents 4.5% of the then outstanding shares of Class A Common Stock. The terms of the Series A Common Equivalent Preferred Stock would (i) provide that each share is convertible into 100 shares of Class A Common Stock (subject to adjustment), at the option of the holder thereof (but subject to the beneficial ownership limitation described below), (ii) provide that each share is entitled to a de minimis liquidation preference of $0.0001 per share, (iii) provide that the shares would not have any voting rights (except in certain circumstances related to the Series A Common Equivalent Preferred Stock), and (iv) otherwise be substantially equivalent to the Class A Common Stock. The ability of a holder to convert Series A Common Equivalent Preferred Stock into Class A Common Stock would be prohibited to the extent that, upon such conversion, such holder, its affiliates and other persons whose ownership of Class A Common Stock would be aggregated with that of such holder for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, would exceed 4.9% of the total number of shares of Common Stock then outstanding. The foregoing exchange would be intended to eliminate most of the Deerfield Holders’ voting power in the Company and to facilitate communications, from time to time thereafter, between the Company and the Reporting Persons with respect to potential investment and acquisition opportunities and the financing thereof, including potential participation by funds managed by Deerfield Management in any such financing, as well as other possible transactions involving securities of the Company.

Subscription Agreements

In connection with the Issuer’s execution and delivery of the Merger Agreement, each of Deerfield Partners and Deerfield Private Design Fund IV entered into a subscription agreement (together, the “Subscription Agreements”) with the Issuer, pursuant to which, and subject to the terms whereof, (i) Deerfield Partners agreed to purchase from the Issuer, and the Issuer agreed to sell to Deerfield Partners 5,000,000 shares of Class A Common Stock of the Issuer (or a number shares of Series A Common Equivalent Preferred Stock convertible into 5,000,000 shares of Class A Common Stock) and (ii) Deerfield Private Design Fund IV agreed to purchase from the Issuer, and the Issuer agreed to sell to Deerfield Private Design Fund IV 5,000,000 shares of Class A Common Stock of the Issuer (or a number shares of Series A Common Equivalent Preferred Stock convertible into 5,000,000 shares of Class A Common Stock) (the shares to be purchased by Deerfield Partners and Deerfield Private Design Fund IV, including any Series A Common Equivalent Preferred Stock, collectively, the “Deerfield PIPE Shares”), in each case, for a purchase price of $10.00 per share (or in the case of any Series A Common Equivalent Preferred Stock, $1,000 per share), in a private placement (for a total purchase of $50,000,000 for Deerfield Partners and $50,000,000 for Deerfield Private Design Fund IV). Each of Deerfield Partners and Deerfield Private Design Fund IV may elect to purchase less than all of their Deerfield PIPE Shares in the form of Series A Common Equivalent Preferred Stock, in which case the remainder of the shares would be in the form of Class A Common Stock. Deerfield Partners and Deerfield Private Design Fund IV entered into the Subscription Agreements in connection with the Issuer’s entry into the Merger Agreement for the purposes of providing funding for a portion of the purchase price for the TOI Transaction and/or providing capital to the Issuer in connection therewith. Simultaneously with entry into the Subscription Agreements, and in connection with the Issuer’s entry into the Merger Agreement, other investors entered into separate subscription agreements with the Issuer, on materially the same economic terms as Deerfield Partners and Deerfield Private Design Fund IV, to purchase an additional 17,500,000 shares of Class A Common Stock (the “Other Subscription Agreements”) for an aggregate purchase price of $175,000,000. The total shares of Class A Common Stock subscribed for pursuant to the Subscription Agreements and Other Subscription Agreements totals 27,500,000, for a total purchase price of $275,000,000. The closing of the purchase and sale of the Deerfield PIPE Shares pursuant to the Subscription Agreements is conditioned upon the consummation of, the TOI Transaction. The closing of the purchase and sale of the Deerfield PIPE Shares is also subject to the satisfaction of other customary closing conditions.

Stockholder Support Agreement

Concurrently with the execution of the Merger Agreement, the Sponsor, the other Issuer stockholders signatory thereto, including Mr. Hochberg (collectively, the “Subject Stockholders”), the Issuer and TOI entered into a support agreement, dated as of June 28, 2021 (the “Stockholder Support Agreement”), pursuant to which the Sponsor and other Subject Stockholders (i) agreed to vote in favor of the Merger Agreement and the transactions contemplated thereby, (ii) agreed not to redeem any of their Issuer securities in connection with the Business Combination, (iii) agreed to subject 20% of the shares of Class B Common Stock held by the Subject Stockholders (the “Subject Shares”) and 20% of the private placement warrants held by the Sponsor (the “Subject Warrants”) to forfeiture. The number of Subject Shares and Subject Warrants to be forfeited will be determined by multiplying the Subject Warrants and the Subject Warrants by a fraction, the numerator of which is (i) the total number of shares of Class A Common Stock redeemed by the Issuer’s stockholders prior to the closing, and the denominator of which is (ii) the total number of shares of Class A Common Stock issued and outstanding as of June 28, 2021.

The Stockholder Support Agreement also provides that immediately following the closing of the Business Combination, the Sponsor will deposit 575,000 shares of Class A Common Stock (the “Sponsor Earnout Shares”) and 373,333 private placement warrants (the “Sponsor Earnout Warrants,” and, together with the Sponsor Earnout Shares, the “Sponsor Earnout Securities”) into an escrow account with Continental Stock Transfer & Trust Company (the “Escrow Agent”). The Sponsor Earnout Securities will vest and be released to the Sponsor in two tranches of 50% each, the first tranche upon the Issuer achieving $12.50 during the two-year period following the closing and the second tranche upon the Issuer achieving $15.00 during the three-year period following the closing, in each case, as its last reported sales price per share for any twenty (20) trading days within any thirty (30) consecutive trading day period within the applicable period; provided, that (i) if one or both of the share price triggers has not been achieved prior to the end of the three-year period following the closing, (ii) the Issuer enters into a definitive agreement that would result in a change of control and (iii) the price per share of the Class A Common Stock in such transaction is equal to or greater than one or both of the share price triggers, then at the closing of such transaction, the Issuer shall issue the applicable portion of the Sponsor Earnout Securities as if such share price trigger had been achieved. To the extent any Sponsor Earnout Securities remain unvested at the expiration of the three-year period following the closing, such Sponsor Earnout Securities shall be forfeited and the Issuer shall direct the Escrow Agent to transfer such forfeited Sponsor Earnout Securities to Issuer for cancellation without any consideration.

Pursuant to the Stockholder Support Agreement, each Subject Stockholder has acknowledged and agreed that the lock-up provisions to be contained in the Issuer’s Amended and Restated Bylaws following the consummation of the Business Combination (the “Bylaws’) will binding on such Subject Stockholder. The Bylaws will provide that the holders of common stock of the Issuer issued (a) as consideration pursuant to the Merger Agreement, (b) to directors, officers and employees of the Issuer upon the settlement or exercise of restricted stock units, stock options or other equity awards outstanding as of immediately following the closing of the Business Combination or (c) as Class B Common Stock prior to the Business Combination as well as any shares of the Issuer into which the Class B Common Stock may be converted in connection with the Business Combination (such common stock of the Issuer referred to in clauses (a), (b) and (c) the “Lock-up Shares”) may not transfer any Lock-up Shares, except in the case of certain permitted transfers, until the end of the Lock-up Period. For purposes thereof, the term “Lock-up Period” means the period beginning on the closing date of the Business Combination and ending on the date that is 12 months after the closing date of the Business Combination; provided, that (i) 50% of the Lock-up Shares held by each holder will be released from lock-up six months after the closing date of the Business Combination and (ii) an additional 25% the Lock-up Shares held by each holder will be released from lock-up nine months after the closing date of the Business Combination.

In addition, pursuant to the terms of the Stockholder Support Agreement, the Issuer and the Issuer’s board of directors may not waive, amend, repeal or modify or release any holder from any of the lock-up restrictions set forth in the Bylaws without the express written consent of the Sponsor.

A&R Registration Rights Agreement

In connection with the closing of the Business Combination the Sponsor, Deerfield Partners and Deerfield Private Design Fund IV, together with the other investor parties thereto (including TOI Parent), will enter into a certain Amended and Restated Registration Rights Agreement with the Issuer (the “A&R Registration Rights Agreement”), which will amend and restate the Issuer’s Existing Registration Rights Agreement.

Under the A&R Registration Rights Agreement, the Issuer will grant the Sponsor, Deerfield Partners, Deerfield Private Design Fund IV and the other investors party thereto certain registration rights with respect to shares of Class A Common Stock and warrants, including the Founder Shares, the Private Placement Warrants, the shares of Class A Common Stock underlying the Private Placement Warrants, the Deerfield PIPE Shares, the shares of Class A Common Stock included in the units purchased in the Issuer’s initial public offering and any shares of Class A Common Stock issuable upon exercise of warrants issued in connection therewith and any shares of Class A Common Stock issuable upon conversion of any Series A Common Equivalent Preferred Stock, the warrants issued to Deerfield Partners and Deerfield Private Design Fund IV in connection with the Issuer’s initial public offering and any shares of Class A Common Stock issued pursuant to the Merger Agreement. Among other obligations, pursuant to the A&R Registration Rights Agreement, the Issuer will be required to use its reasonable best efforts to prepare and file with the SEC, no later than 30 days after the Closing Date, a shelf registration statement for an offering to be made on a continuous basis from time to time with respect to the resale of the registrable securities under the A&R Registration Rights Agreement. The Issuer will be further required to use reasonable best efforts to cause such shelf registration statement to be declared effective as soon as possible after filing, but in no event later than the earlier of 60 days following the filing date thereof and three business days after the SEC notifies the Issuer that it will not review such registration statement, subject to extension in the event that the registration is subject comments from the SEC.

The parties to the A&R Registration Rights Agreement will be entitled to additional long-form and short-form demand registration rights. The holders of registrable securities under the A&R Registration Rights Agreement will also entitled to “piggy-back” registration rights to include their registrable securities in other registration statements filed by the Issuer and underwritten offerings of the Issuer. Under the A&R Registration Rights Agreement, the Issuer will be required to pay all expenses relating to any registrations effected pursuant thereto, subject to specified exceptions.

The foregoing summaries of the Consent and Waiver Letter, the Subscription Agreements, the Stockholder Support Agreement and the A&R Registration Rights Agreement are not complete and are qualified in their entirety by reference to the full texts of the Consent and Waiver Letter, the Form of Deerfield Subscription Agreement, the Stockholder Support Agreement and the Form of Registration Rights Agreement copies of which are filed or incorporated by reference as Exhibits 5, 6, 7 and 8 to this Schedule 13D, respectively, and are incorporated herein by reference.

Plans or Proposals

In addition to the Reporting Persons’ disclosures with respect to Plans or Proposals as previously disclosed in the Schedule 13D, as amended hereby, and notwithstanding the Issuer’s entry into the Merger Agreement or the subsequent consummation thereof, the Reporting Persons continue to believe that the Reporting Persons’ expertise, record of generating proprietary investment opportunities, experience evaluating, structuring, financing and executing transactions in the healthcare industry and/or capital markets may continue to be useful in assisting management and the board on a cooperative basis as the Issuer embarks on its strategic plans. In that regard, the Reporting Persons may continue to communicate with other members of the board of directors, members of the Issuer’s management and/or shareholders of the Issuer from time to time with respect to potential investment and acquisition opportunities and the financing thereof (which may include discussions regarding debt and/or equity financing that could be provided, in whole or in part, by Deerfield Partners, Deerfield Private Design Fund IV and/or affiliated funds), operational matters and such other matters as the Reporting Persons may deem appropriate from time to time. Such matters are likely to include plans or proposals specified in clauses (a) through (j) of Item 4 of the Form of Schedule 13D, but the Reporting Persons have made no determination to pursue, and may not pursue, any such plan or proposal

Depending on various factors and subject to the obligations described herein, the Reporting Persons may take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of common stock or other securities or financial instruments related to the Issuer or, subject to the terms of the Bylaws, selling some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended to add the following:

Exhibit No.	Description

5	Consent and Waiver Letter, dated as of June 28, 2021, by and among DFP Healthcare Acquisitions Corp., DFP Sponsor LLC, Deerfield Partners, L.P. and Deerfield Private Design Fund IV, L.P., incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 28, 2021.
6	Form of Deerfield Subscription Agreement, incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 28, 2021.
7	Stockholder Support Agreement, dated as of June 28, 2021, by and among DFP Healthcare Acquisitions Corp., DFP Sponsor LLC, the other stockholders party thereto and TOI Parent, Inc., incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 28, 2021.
8	Form of Registration Rights Agreement, incorporated by reference to Exhibit C of Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 28, 2021.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 1, 2021

DEERFIELD MGMT IV, L.P.

By: J.E. Flynn Capital IV, LLC, General Partner

/s/ Jonathan Isler
Name: Jonathan Isler
Title: Attorney-in-Fact

DEERFIELD PRIVATE DESIGN FUND IV, L.P.

By: Deerfield Mgmt IV, L.P, General Partner By: J.E. Flynn Capital IV, LLC, General Partner

/s/ Jonathan Isler
Name: Jonathan Isler
Title: Attorney-in-Fact

DEERFIELD MANAGEMENT COMPANY, L.P.

By: Flynn Management LLC, General Partner

/s/ Jonathan Isler
Name: Jonathan Isler
Title: Attorney-in-Fact

DEERFIELD MGMT L.P.

By: J.E. Flynn Capital, LLC, General Partner

/s/ Jonathan Isler
Name: Jonathan Isler
Title: Attorney-in-Fact

DEERFIELD PARTNERS, L.P.

By: Deerfield Mgmt, L.P., General Partner By: J.E. Flynn Capital LLC, General Partner

/s/ Jonathan Isler
Name: Jonathan Isler
Title: Attorney-in-Fact

JAMES E. FLYNN

/s/ Jonathan Isler
Jonathan Isler, Attorney-in-Fact

STEVEN I. HOCHBERG

/s/ Steve Hochberg

LAWRENCE ATINSKY

/s/ Lawrence Atinsky

DFP SPONSOR LLC

/s/ Lawrence Atinsky
Name: Lawrence Atinsky
Title: Manager